Dynegy Inc.

601 Travis Street, Suite 1400

Houston, Texas 77002

Phone  713.507.6400

July 8, 2015

VIA EDGAR SUBMISSION AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Ms. Ransom, Ms. Kohl or Ms. Haseley

Re:                             Dynegy Inc.

Registration Statement on Form S-4

Filed June 1, 2015

File No. 333-204634

Dear  Ms. Ransom, Ms. Kohl and Ms. Haseley:

Dynegy Inc. (the “Company”) and the other registrants named in the Registration Statement (as defined below) (the “Additional Registrants” and together with the Company, the “Registrants”), are in receipt of the comment letter dated June 29, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) containing comments on the above-referenced filing.  The Company transmits herewith for review by the Staff Amendment No. 1 (the “Amendment”) to the registration statement on Form S-4 referenced above (the “Registration Statement”).  The Company is also forwarding a copy of this letter and a copy of the Amendment marked against the Registration Statement via electronic mail.

Set forth below are the Company’s responses to the comments in the Comment Letter.  For ease of reference, the comments contained in the Comment Letter are printed below in bold-face type and are followed by the Company’s responses.

Registration Statement on Form S-4

General

1.              We note that the Exchange Notes will be “unconditionally guaranteed on a joint and several basis by the Subsidiary Guarantors.” Please confirm to us in your response that the guarantees provided by their entities are full as required by Rule 3-10(f)(2) of Regulation S-X.

Response:

The guarantees of the Subsidiary Guarantors (as defined in the Registration Statement) are full as required by Rule 3019(f)(2) of Regulation S-X. Based on the Company’s review of Rule 3-10 of Regulation S-X (“Rule 3-10”), the Company believes the guarantees of the Subsidiary Guarantors comply with the conditions set forth in subsection (f) of Rule 3-10. Specifically: (i) each of the Subsidiary Guarantors is 100% owned by the Company (as issuer), (ii) the guarantees are full and unconditional (subject to certain customary automatic release provisions contained in the applicable indentures, each dated as of October 27, 2014, among Dynegy, as successor in interest to Dynegy Finance II, Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee, relating to the 2019 Notes, the 2022 Notes and the 2024 Notes (each as amended, supplemented or modified from time to time and collectively the “Indentures”)) and (iii) the guarantees are joint and several.  Notwithstanding the customary release provisions included in the Indentures, based on the Staff’s guidance provided in Sections 2510.4 and 2510.5 of the Division of Corporation Finance’s Financial Reporting Manual, the Company believes the guarantees meet the requirements of subsection (f) of Rule 3-10.

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.3

2.              Please have counsel remove assumptions (ii) through (v) in the fourth paragraph of page 4 of the opinion letter or explain why these assumptions are necessary and appropriate to the opinion rendered.  Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response:

Counsel has revised its opinion in response to the Staff’s comment. Please read Exhibit 5.3 of the Amendment.

Exhibits 5.3 and 5.5

3.              Please have counsel revise their opinion letters, respectively, to expressly consent to reference to their firm under the caption “Legal Matters” in the prospectus, consistent with Section IV of Staff Legal Bulletin No. 19.

Response:

Counsels have revised their opinions in response to the Staff’s comment. Please read Exhibits 5.3 and 5.5 of the Amendment.

*      *      *

In connection with our response to the Comment Letter set forth herein, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the Staff’s comments and hope that the foregoing has been responsive to these comments.  Please do not hesitate to contact us directly at (713) 767-4747 with any questions or comments regarding this letter.

Sincerely,

/s/ Robert C. Flexon
Name:	Robert C. Flexon
Title:	President and Chief Executive Officer, Dynegy Inc.

cc:	Clint C. Freeland, Executive Vice President & Chief Financial Officer
Clint Walden, Vice President & Chief Accounting Officer
Heidi D. Lewis, Esq., Vice President & Group General Counsel- Corporate
David Johansen, Esq., Partner, White & Case LLP